February 18, 2016
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3628
Washington, DC 20549
 Attention: Ms. Michelle M. Stasny and Ms. Kayla Roberts
Re:	BMW FS Securities LLC Registration Statement on Form SF-3 Filed December 18, 2015 File No. 333-208642

Dear Ms. Stasny and Ms. Roberts:
On December 18, 2015 (the “Filing Date”), our client, BMW FS Securities LLC (the “Company”), filed with the U.S. Securities and Exchange Commission (the “Commission”) a Registration Statement on Form SF-3 (the “Initial Registration Statement”), including a form of prospectus for use in offering a series of asset-backed notes (the “Initial Prospectus”) and certain exhibits (the “Initial Exhibits” and, together with the Initial Prospectus, the “Initial Documents”).  On January 13, 2016, we received a letter containing your comments (the “Comments”) to the Initial Documents.  As of the date hereof and in response to the Comments, the Company is filing with the Commission its Pre-Effective Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), including an amended form of prospectus (the “Amended Prospectus”) and certain new and revised exhibits (the “Amended Exhibits”).   Submitted below, on behalf of the Company, are the Company’s responses (the “Responses”) to each of the Comments.
For your convenience, the Responses have been placed in the order in which the Comments were presented, within the headings set forth in the Comments, and the text of each Comment is presented in bold italics before the associated Response.  References to page numbers of the prospectus in the Comments and headings remain to the Initial Prospectus, while references to page numbers of the prospectus in the Responses are to the Amended Prospectus.  Capitalized terms that are used in this letter, unless otherwise defined, have the meanings set forth in the Amended Prospectus.
General
1.	Comment:

Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  Please refer to General Instruction I.A.2. of Form SF-3.
Response:
On behalf of the Company, we confirm that the depositor and any issuing entity established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.
2.	Comment:

Please confirm that delinquent assets do not constitute 20% or more, as measured by dollar volume, of the asset pool as of the closing date.  See General Instruction I.B.1(e) of Form SF-3.
Response:

On behalf of the Company, we confirm that delinquent assets will not constitute 20% or more, as measured by dollar volume, of any asset pool as of the related closing date.
Form SF-3
Cover
3.	Comment:

We note your bracketed disclosure indicating that certain information is only for illustrative purposes. For example, you state that “[t]he number of Classes, Interest Rate and Accrual Method are for illustrative purposes only…” Please confirm that the prospectus at the time of an offering will include specific disclosure about the notes being offered, including relevant risk factor disclosure about the different classes of notes.

Response:

On behalf of the Company, we confirm that the prospectus at the time of an offering will include specific disclosure about the notes being offered, including relevant risk factor disclosure about the different classes of notes.
Reading This Prospectus, page 4
4.	Comment:

Please revise the last sentence in the last paragraph under this heading to note that you will update forward-looking statements as required by the federal securities laws.
Response:

We direct your attention to page 1 of the Amended Prospectus under the heading “Important Notice About Information Presented in this Prospectus”, where we have made the requested change.
Summary of Terms, page 5
5.	Comment:

We note your bracketed disclosure on page 86 indicating that you may include a prefunding period in future offerings made under this registration statement. Please revise your prospectus summary to indicate that, for any transaction that includes a prefunding period, you will include the disclosure required by Items 1103(a)(5)(iv), (v) and (vi) of Regulation AB.
Response:

We direct your attention to page 8 of the Amended Prospectus under the heading “Summary of Terms – [Prefunding Account]”, where we have made the requested change.
6.	Comment:

We note that the cover of your prospectus indicates that each class of notes may accrue interest at either a fixed or floating rate. Your disclosure under the heading “Terms of the Notes – Interest” beginning on page 11 of the prospectus summary, however, includes an unbracketed description of the interest rate for each class of notes, identifying the Class A-2b Notes as floating-rate notes, while all other classes of notes are fixed rate notes.  Please revise as necessary to provide consistent disclosure.
Response:

Throughout the Amended Prospectus, including on pages 11-12 of the Amended Prospectus under the heading “Summary of Terms – Description of the Notes – Terms of the Notes”, we have bracketed all references to the classes of Notes, including references to whether particular classes will bear interest at a fixed or floating rate.  We point you to the bracketed note beginning on page 12 of the Amended Prospectus, where we have made it clear that the number of classes, interest rate and accrual method are for illustrative purposes only.  In a particular transaction there may be more or fewer classes of notes (i) offered, (ii) bearing fixed or floating interest rates and (iii) accruing interest on an actual/360 or 30/360 basis.
Risk Factors, page 25

7.	Comment:

We note your risk factor titled “The geographic concentration of the receivables…” on page 28 indicating that four states may account for 5% or more of the aggregate principal balance. Please confirm that, if 10% or more of the pool assets are or will be located in any one state or other geographic region, you will describe such economic or other factors specific to that state or region for each area that meets this geographic concentration threshold. See Item 1111(b)(14) of Regulation AB.
Response:

On behalf of the Company, we confirm that, if 10% or more of the pool assets are or will be located in any one state or other geographic region, such economic or other factors specific to that state or region for each area that meets this geographic concentration threshold will be provided, as required by Item 1111(b)(14) of Regulation AB.
8.	Comment:

We note that you have defined “Noteholders” as “the holders of the Notes.” We also note your disclosure on page 83 that the only Noteholder will be Cede, as nominee of DTC, and that Noteholders will not be recognized by the Indenture Trustee as “Noteholders” as that term is used in the transaction documents. Finally, we note that you distinguish “noteholders” from “Note Owners” (which you define as the beneficial owners of the notes) on page 142 of your prospectus. Please revise your prospectus throughout to clarify that, for purposes of the asset representations review, dispute resolution, and investor communication shelf-eligibility requirements under General Instructions I.B.1(b), (c), and (d) of Form SF-3, a “noteholder” is a beneficial owner – i.e., the investor – of the notes , rather than Cede & Co. or DTC. Where appropriate, please also include:
•	A description of the DTC voting guidelines that beneficial owners must follow to use the asset representations review provision and how those guidelines will operate in connection with the process outlined for the asset-representations review;

•	Whether beneficial owners must follow DTC procedures to use the dispute resolution provision, and if so, a brief description of what those procedures include; and

•	Whether beneficial owners must send communication requests to the issuer or servicer through DTC procedures, and if so, a brief description of what those procedures includes, or if the requests may be sent directly to the issuer or servicer.
Please also make corresponding revisions to all appropriate transaction documents to reflect this clarification.
Response:

On pages 81-84 of the Amended Prospectus, under the heading “Description of the Notes – Asset Representations Review”, we have clarified that both Noteholders of record and Note Owners (the beneficial owners of the Notes through DTC) who have provided the same type of certification and evidence required to have their desired communications to other investors included in the Issuing Entity’s Forms 10-D (which we have defined as “Verified Note Owners”) may request a vote for an Asset Representations Review by contacting the Indenture Trustee.  However, Note Owners must act through their respective DTC Participants in order to cast votes in any such formal Noteholder vote, because we may not be able to verify whether a Verified Note Owner has also voted through its DTC Participant.
On pages 81-84 of the Amended Prospectus, under the heading “Description of the Notes – Asset Representations Review”, we have clarified that both Noteholders and Verified Note Owners may directly contact the Indenture Trustee and the Seller[s] to assert that they consider non-compliance of a representation or warranty to be a breach, and to make a repurchase request, in each case without proceeding through DTC.
On pages 84-85 of the Amended Prospectus, under the heading “Description of the Notes – Dispute Resolution for Repurchase Request”, we have clarified that both Noteholders and Verified Note Owners may directly utilize the dispute resolution procedures without proceeding through DTC.
We have refiled revised versions of Exhibit 4.1 (Form of Indenture), Exhibit 10.2 (Form of Sale and Servicing Agreement) and Exhibit 10.3 (Form of Owner Trust Administration Agreement) to reflect these changes.
The book-entry registration scheme of the Notes, including the manner in which Note Owners generally may act through their respective DTC

Participants, is described under “Description of the Notes – Book-Entry Registration” at pages 86-89 of the Amended Prospectus.
Credit Risk Retention, page 53
9.	Comment:

We note your bracketed disclosure here and elsewhere throughout your prospectus that you will include the risk retention disclosure for offerings “after” December 24, 2016.  Please revise to state that this disclosure will be included, and confirm that you will comply with the risk retention requirements, for all offerings “on or after” December 24, 2016.  Refer to the Credit Risk Retention Adopting Release (Release No. 34-73407) (the “Credit Risk Retention Adopting Release”) (stating that compliance with the rule is required “beginning” December 24, 2016).
Response:

We have made the requested change at page 54 of the Amended Prospectus under the heading “The Sponsor, Originator, Seller, Administrator and Servicer – Credit Risk Retention” and elsewhere throughout the Amended Prospectus.  On behalf of the Company, we confirm that the Company will comply with the risk retention requirements, and the related disclosures will be included, for all offerings on or after December 24, 2016.
[Eligible Horizontal Residual Interest Option:], page 53
10.	Comment:

We note your disclosure on page 54 that, in calculating the fair value of the Certificates, you have assumed that the receivables “prepay at a rate equal to [__]%” of the Prepayment Assumption described in “Weighted Average Lives of the Notes.” The disclosure in the referenced subsection states on page 93 that the ABS Tables assume that the receivables “prepay in full at the specified constant percentage of ABS monthly…” It appears from your disclosure in these two sections that you assume a constant prepayment rate for purposes of calculating the fair value of the residual interest. Please revise to clarify what prepayment rate assumptions you are making for purposes of calculating the fair value of the residual interest and, if you are assuming constant prepayment rates, please revise to disclose the source of your prepayment rate or an explanation as to why you believe that assumption is appropriate here.
Response:

The assets securing the notes issued under this registration statement will consist primarily of prime auto finance receivables contracts.  Prime auto finance receivables contracts are refinanced infrequently due to a number of factors, including: (1) the short duration (typically 5 years or less) of the contracts, which makes them less sensitive to changes in interest rates; (2) a large portion of captive finance receivables contracts are subvened by the auto manufacturer, thereby creating below-market rates for the consumer; and (3) a strong relationship is developed between the consumer and the captive finance company, which fosters brand loyalty.  For these reasons, the Company believes that the use of a constant prepayment assumption is appropriate for purposes of calculating the fair value of the residual interest in transactions secured primarily by prime auto finance receivables contracts, as will be the case for the Notes issued under this registration statement.
11.	Comment:

We note your disclosure on page that the Sponsor will recalculate the fair value of the notes and certificates following the closing date and disclose this and any changes in the methodology or inputs and assumptions described in the Form 10-D for that collection period. Please confirm that, if the depositor retains a vertical interest in the securitization, you will also provide the necessary post-closing disclosure about the amount of the vertical interest retained if that amount is materially different from the amount disclosed in your prospectus. See Rule 4(c)(2)(ii) of Regulation RR.
Response:

On behalf of the Company, we confirm that, if the depositor retains a vertical interest in the securitization, the necessary post-closing disclosure about the amount of the vertical interest retained will be provided if that amount is materially different from the amount disclosed in the prospectus.
Asset Representations Reviewer, page 57
12.	Comment:

We note your bracketed disclosure on page 58 that, following an event of default, the asset representations reviewer will be entitled to receive all fees and expenses owed from cashflow on the receivables prior to any amount being distributed to the noteholders. We are unable, however, to locate similar disclosure elsewhere in your prospectus where you discuss payment of priorities following an event of default (for example, we note several discussions about priority of payments following an event of default under the headings “Summary of Terms – Change in Priority of Distribution upon Certain Events of Default and Acceleration of the Notes,” “Description of the Notes – Payments of Principal,” and “– Indenture

Events of Default”). Please revise your prospectus where necessary to provide consistent disclosure.
Response:

We have made conforming changes to the disclosure throughout the Amended Prospectus to reflect this payment priority, including on pages 79-80 under “Description of the Notes – Indenture Events of Default”.  The other sections you have referenced describe the priority of payment of amounts available for principal distributions, which are a subset of amounts distributed on any payment date, and those sections properly omit descriptions of the payment of amounts other than principal distributions.
BMW FS' [and BMW Bank's] Financing Program[s]

Underwriting, page 59

13.	Comment:

We note your disclosure on page 60 that “in some cases, an application is not automatically rejected but does not meet the criteria for automatic approval due to incomplete or inconsistent information as described above or because one or more credit related terms is not within prescribed automatic approval levels.” The adopting release for Item 1111(a)(8) notes that “where originators may approve loans at a variety of levels, the loans underwritten at an incrementally higher level of approval are evaluated based on judgmental underwriting decisions, the criteria for the first level of underwriting should be disclosed, and loans that are included in the pool despite not meeting the criteria for this first level of underwriting criteria should be disclosed under Item 1111(a)(8).” See Issuer Review of Assets in Offerings of Asset-Backed Securities, Release No. 33-9176 (Jan. 20, 2011).  Based on your disclosure, it appears that the applications reviewed through a manual process by a credit analyst should still be disclosed as exception applications under Item 1111(a)(8). Please revise or advise.
Response:
The activities undertaken by BMW FS’ electronic decision-making system do not involve a separate level of underwriting criteria from applications that are reviewed manually by a credit buyer.  Rather, the electronic system serves as a convenience, allowing BMW FS to evaluate quickly and efficiently whether certain properly completed applications may be automatically approved or automatically rejected, based on BMW FS’ credit criteria.  As described on pages 61-62 of the Amended Prospectus, under the heading “BMW FS’ [and BMW Bank’s] Financing Program[s] –  Underwriting”, the electronic decision-making system evaluates each application based on certain criteria, including the applicant’s credit bureau score and credit history, a set of business rules designed to identify certain credit-related items such as loan-to-value ratio, affordability measures (e.g., payment-to-income ratio) and collateral type and quality.  The electronic decision-making system also takes into consideration the custom credit score generated for each applicant based on a set of credit scorecards utilized for internal purposes by BMW FS.
Applications may not be automatically approved or rejected because they are incomplete or inconsistent, or because one or more credit-related terms are not within prescribed automatic approval levels.  After BMW FS attempts to verify any incomplete or inconsistent information in an application that was not automatically approved or rejected, the application is forwarded for review by a BMW FS credit buyer with appropriate approval authority.  As described on pages 61-62 and 73 in the Amended Prospectus, under the headings “BMW FS’ [and BMW Bank’s] Financing Program[s] –  Underwriting” and “Pool Underwriting”, a BMW FS credit buyer will review each application forwarded to it for ultimate approval or rejection in accordance with BMW FS’ underwriting guidelines.  The credit buyer does not have any discretion in approving or rejecting such an application; rather, he or she makes the objective decision that results from the application of BMW FS’ underwriting guidelines.  Because applications ultimately approved by a credit buyer are not underwritten as exceptions to BMW FS’ underwriting guidelines, these applications do not constitute exception applications required to be disclosed under Item 1111(a)(8) of Regulation AB.
Description of the Notes

Repurchase Obligations, page 78

14.	Comment:

We note that BMW FS and BMW Bank, if applicable, have an obligation to repurchase receivables where there has been a material breach of representations and warranties.  Please confirm that you will provide information about the financial condition of BMW FS, as sponsor and servicer, and about BMW Bank, as originator, to the extent that there is a material risk that the effect on its ability to comply with the provisions in the transaction agreements relating to the repurchase obligations and servicing for those assets resulting from such financial condition could have a material impact on pool performance or performance of the asset-backed securities. Refer to Items 1104(f), 1108(b)(4), and 1110(c) of Regulation AB.

Response:

On behalf of the Company, we confirm that information about the financial condition of BMW FS, as sponsor and servicer, and about BMW Bank, as originator, will be provided to the extent that there is a material risk that the effect on its ability to comply with the provisions in the transaction agreements relating to the repurchase obligations and servicing for those assets resulting from such financial condition could have a material impact on pool performance or performance of the asset-backed securities, as required by Regulation AB.
Asset Representations Review

15.	Comment:

Please revise your disclosure to describe how investors are able to make a repurchase request to the repurchasing party.

Response:

We have revised the disclosure on pages 81-84 of the Amended Prospectus under the heading “Description of the Notes – Asset Representations Review” to make it clear that both Noteholders and Verified Note Owners may directly contact the Indenture Trustee and the Seller[s] to make a repurchase request.  Please also see our response to comment 8 above.
Voting Requirements, page 80

16.	Comment:

In the first sentence of this section, you state that a noteholder may demand that the indenture trustee call a vote of all noteholders on whether to direct the asset representations reviewer to conduct a review. Later, you state that noteholders of at least 5% of the principal amount of the notes are required to demand such a vote. Please revise, as these statements are inconsistent.

Response:

We have revised the disclosures under the heading “Description of the Notes –  Asset Representations Review” on pages 81-84 of the Amended Prospectus to make it clear that Noteholders and Verified Note Owners holding at least 5% of the aggregate outstanding principal amount of the Notes, other than Notes held by the Seller[s], the Depositor, the Servicer or any affiliate of such entities, may request a formal Noteholder vote on whether to conduct a review by contacting the Indenture Trustee within 90 days of the date of the Form 10-D in which the occurrence of a Delinquency Trigger has been reported.  Please also see our response to comment 8 above.
Dispute Resolution for Repurchase Request, page 80

17.	Comment:

We note your disclosure on page 81 that “[e]ach party to a mediation or arbitration will agree to keep the information concerning the mediation or arbitration, including the existence and details of the mediation or arbitration proceeding, confidential.” Please revise to clarify that such confidentiality limitations will not prevent disclosure required by all applicable laws. Please also confirm to us that any restrictions will not infringe on the rights of noteholders to use the investor communication provision as required by General Instruction I.B.1(d) of Form SF-3.

Response:
We have made the requested revision on pages 84-85 of the Amended Prospectus under the heading “Description of the Notes – Dispute Resolution for Repurchase Request.”  On behalf of the Company, we confirm that the referenced confidentiality restrictions will not infringe on the rights of noteholders to use the required investor communication provisions.

[Prefunding Period], page 86
18.	Comment:

We note that you contemplate including a prefunding period in future offerings and your statement that the portion of the proceeds for the prefunding account will not exceed 50% of the proceeds of the offering. Item 1101(c)(3)(ii) of Regulation AB limits the proceeds for a prefunding account to 25% of the proceeds of the offering. Please revise and confirm that any prefunding account used will not exceed 25% of the proceeds of the offering.

Response:
We have made the requested revision on page 90 of the Amended Prospectus under the heading “Description of the Notes – [Prefunding Period]”.  On behalf of the Company, we confirm that any prefunding account used will not exceed 25% of the proceeds of the offering.
19.	Comment:

Please revise to include a description of the Rule 193 Review for assets that may be added to the pool during the prefunding period and the corresponding Item 1111(a)(7) and Item 1111(a)(8) of Regulation AB disclosure.

Response:

We have revised the disclosures on page 74 of the Amended Prospectus to clarify which of the review procedures will be undertaken with respect to any receivables that may be added during a prefunding period.  On behalf of the Company, we confirm that, for any assets that may be added to the asset pool during a prefunding period, the Company will provide updated disclosures regarding the pool assets under Item 1111 of Regulation AB as and when required by the applicable Exchange Act reporting forms, including Item 6.05 of Form 8-K and Item 1 of Form 10-D (through its reference to Item 1121(b) of Regulation AB, which in turn refers to Item 1111).
20.	Comment:

Please also revise your prospectus to state whether, and if so, how, investors will be notified of changes to the asset pool following the prefunding period. See Item 1111(g)(12) of Regulation AB.

Response:

Please see our response to comment 19.  We have added corresponding disclosure to the Amended Prospectus at page 90 under the heading “Description of the Notes – [Prefunding Period].”
21.	Comment:

We note your bracketed summary disclosure on page 19-20 contemplating the use of swap and interest rate cap agreements, but are unable to locate descriptions of such agreements elsewhere in your prospectus. Securities Act Rule 430D(d)(2) requires the registrant to file a post-effective amendment to the registration statement to add information about credit enhancement and other support that were not described as contemplated in the registration statement. Please revise the form of prospectus to fully describe these credit enhancements and other support or, in the alternative, confirm that you will file a post-effective amendment to the registration statement to add such information. See also Item 1115 of Regulation AB.

Response:
We have added the requested disclosure under the heading “[The [Swap][Cap] Agreement]” beginning on page 131 of the Amended Prospectus.

22.	Comment:

We also note your bracketed disclosure here contemplating the use of cash deposits as a form of credit enhancement, but we are unable to locate this disclosure elsewhere in your prospectus. Please revise your prospectus summary and prospectus cover page as necessary to reflect all contemplated forms of credit enhancement and support to provide consistent disclosure.

Response:
We have deleted the reference to cash deposits as a possible form of credit enhancement.

Description of the Transfer and Servicing Agreements – The Indenture, page 111
23.	Comment:

We note your disclosure on page 115 that the Indenture Trustee, subject to the provisions in the Indenture relating to the duties of the Indenture Trustee, “will be under no obligation to exercise any of the rights or powers …at the request or direction of any of the Noteholders, if the Indenture Trustee reasonably believes it will not be adequately indemnified against the costs, expenses and liability that might be incurred by it in complying with the request.” We also note that Section 6.01 of the Indenture filed as exhibit 4.1, which addresses the duties of the indenture trustee, does not require the indenture trustee to take any action with respect to the asset representations review and dispute resolution provisions. Please revise to clarify in the prospectus and the Indenture that such contractual provisions will not undermine the indenture trustee’s duties in connection with actions required by the shelf-eligibility criteria relating to the asset representations review and dispute resolution.

Response:
We direct your attention to page 119 of the Amended Prospectus, where we have made the requested revisions.  We also direct your attention to revised Article XIII in refiled Exhibit 4.1 (Form of Indenture) and revised Article XI in refiled Exhibit 10.2 (Form of Sale and Servicing Agreement), which contain the agreements of the Indenture Trustee to perform duties related to asset representations review and dispute resolution provisions.  We have also revised Section 5.01 in the Form of Indenture to provide that the conditions to the performance of certain actions by the Indenture Trustee referenced in your comment do not apply to the ability of Noteholders and Verified Note Owners, as applicable, to use the asset representations review and dispute resolution provisions.

[Remainder of Page Intentionally Left Blank]

Should you have any further questions or comments please contact me at 212-309-6200.
Regards,
/s/ Reed D. Auerbach
Reed D. Auerbach

cc:	Mr. Edward A. Robinson Mark W. Redman, Esq.